Exhibit 1
Report of Independent Registered Public Accounting Firm Consent
The Administrative Committee
The Jefferies Group, Inc.
     Employees’ Profit Sharing Plan:
We consent to the incorporation by reference in the registration statement (No. 33-63418), dated May 27, 1993 on Form S-8 of Jefferies Group, Inc. of our report dated June 1, 2007 with respect to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan as of November 30, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i — schedule of assets (held at end of year) as of November 30, 2006, which report appears in the November 30, 2006 annual report on Form 11-K of the Jefferies Group, Inc. Employees’ Profit Sharing Plan.
/s/ KPMG LLP
New York, New York
June 1, 2007